EXHIBIT 99.6

Zix Enters Definitive Agreement to be Acquired by OpenText

We are excited to announce that Zix has entered a definitive agreement to be acquired by OpenText. We are confident this transaction aligns with our mission to make cyber security and resiliency simple and reliable, and supports our growth strategy moving forward.

Together, we have the resources to innovate and scale, which will enhance the services we can provide to our customers.

OpenText is a leader in Information Management, helping companies securely capture, govern and exchange information on a global scale. They are based in Waterloo, Canada and have 35 locations worldwide and more than 500,000 customers with over 17,000 MSP partners.

Today’s announcement is just the first step in the process and we have made a number of resources available to you for more information.

•	Customer FAQ

•	Press Release

•	Website Updates

We look forward to continuing to serve you as a loyal Zix customer and will share more information about this acquisition on our website, via email and through your Account Executive over the coming months.

LEARN MORE

Notice to Investors and Security Holders The tender offer referred to in this communication has not yet commenced. The description contained in this communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that will be filed with the Securities and Exchange Commission (the “SEC”). The solicitation and offer to buy shares of Zix common stock will only be made pursuant to an offer to purchase and related tender offer materials. At the time the tender offer is commenced, OpenText and its acquisition subsidiary will file a tender offer statement on Schedule TO and thereafter Zix will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF ZIX’S SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting OpenText or Zix. Copies of the documents filed with the SEC by Zix will be available free of charge on Zix’s internet website at https://link.zixcentral.com/u/881d66b9/uuAihqtA7BG6-Pr_hnsoMg?u=https%3A%2F%2Finvestor.zixcorp.com or by contacting Zix’s Investor Relations Department at (949) 574-3860. OpenText’s public filings with the SEC by may be obtained at OpenText’s website at https://link.zixcentral.com/u/e707d4ec/3B0jhqtA7BGDfPr_hnsoMg?u=http%3A%2F%2Finvestors.opentext.com. In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents, as well as the solicitation/recommendation statement, Zix and OpenText will each file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Zix or OpenText at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Zix’s and OpenText’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.